9-21-2004

SO 9/20/04

SECURITI 04013332 ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BROOKSTREET SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2361 Campus Drive, Suite 210
(No. and Street)

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley C. Brooks 949/852-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LaVine & Associates, CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222 (Address) Mission Viejo (City) California (State) 92691 (Zip Code)

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 09 2004
WASH. D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stanley C. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookstreet Securities Corporation, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET L. ROSS
Commission # 1291990
Notary Public - California
Orange County
My Comm. Expires Jan 25, 2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2004

BROOKSTREET SECURITIES CORPORATION

2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

MR. STANLEY C. BROOKS, PRESIDENT
BROOKSTREET SECURITIES CORPORATION
2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

BROOKSTREET SECURITIES CORPORATION

Table of Contents

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Brookstreet Securities Corporation
Irvine, California

We have audited the accompanying balance sheets of Brookstreet Securities Corporation as of June 30, 2004 and 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookstreet Securities Corporation as of June 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
August 27, 2004

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

BROOKSTREET SECURITIES CORPORATION
Balance Sheets
June 30,

ASSETS

	2004	2003
CURRENT ASSETS		
Cash	$ 635,733	$ 358,931
Accounts receivable – Note 2	2,068,786	2,108,701
Deposits - Note 3	389,688	289,773
Marketable securities - Notes 1 and 6	16,775,712	5,484,110
Prepaid expenses and other assets	288,567	69,148
TOTAL CURRENT ASSETS	20,158,486	8,310,663
Fixed Assets - at cost - net of accumulated depreciation of $299,683 and $228,387 in 2004 and 2003 - Notes 1 and 4	181,813	203,152
Due from stockholder - Note 5	-	2,046,833
Deferred tax asset - Note 9	939,000	125,000
Other assets	5,500	5,500
TOTAL ASSETS	$21,284,799	$10,691,148

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Commissions payable - Note 2	$ 2,750,159	$ 2,450,526
Accounts payable and accrued expenses – Note 6	10,535,413	1,490,343
Note payable - bank - Note 7	-	500,000
Income taxes payable - Note 9	2,228,396	578,475
TOTAL CURRENT LIABILITIES	15,513,968	5,019,344
COMMITMENTS AND CONTINGENCIES - Note 11		
STOCKHOLDERS' EQUITY		
Capital stock - no par, 10,000,000 shares authorized, 2,608,685 shares issued and outstanding	20,000	20,000
Additional paid-in capital	110,525	110,525
Retained earnings	5,640,306	5,541,279
TOTAL STOCKHOLDERS' EQUITY	5,770,831	5,671,804
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$21,284,799	$10,691,148

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Statements of Income

For The Years Ended June 30, 2004 and 2003

	2004	2003
REVENUES - Note 1		
Commission income	$76,248,267	$45,814,761
Clearance and execution fees recovered	3,477,896	2,734,374
Interest and dividend income	324,801	320,825
Other income	5,456,128	3,963,333
TOTAL REVENUES	85,507,092	52,833,293
EXPENSES		
Commission expense	61,692,208	37,335,469
Salaries and payroll taxes	6,069,764	4,349,174
Interest	161,665	98,396
Other operating expenses	13,976,592	9,652,319
TOTAL EXPENSES	81,900,229	51,435,358
INCOME BEFORE PROVISION FOR INCOME TAXES	3,606,863	1,397,935
PROVISION FOR INCOME TAXES - Note 9		
Current	2,234,888	574,475
Deferred	(814,000)	(23,211)
TOTAL PROVISION FOR INCOME TAXES	1,420,888	551,264
NET INCOME	$ 2,185,975	$ 846,671

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Statements of Changes in Stockholders' Equity

For The Years Ended June 30, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance - June 30, 2002	$20,000	$110,525	$4,694,608	$4,825,133
Net income	-	-	846,671	846,671
Balance - June 30, 2003	20,000	110,525	5,541,279	5,671,804
Net income	-	-	2,185,975	2,185,975
Dividends – Note 8	-	-	(2,086,948)	(2,086,948)
Balance - June 30, 2004	$20,000	$110,525	$5,640,306	$5,770,831

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION
Statements of Cash Flows
For The Years Ended June 30,

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,185,975	$ 846,671
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	71,296	68,309
Changes in assets and liabilities:		
Decrease (increase) in accounts receivable	39,915	(936,326)
Increase in marketable securities	(11,291,602)	(2,126,694)
Decrease (increase) in due from stockholder	2,046,833	(126,500)
(Increase) decrease in prepaid expenses and other assets	(219,419)	156,061
Increase in deposits	(99,915)	(140,123)
Increase in accounts payable and accrued expenses	9,045,070	500,586
Increase in commissions payable	299,633	1,050,348
Increase in income taxes payable	1,649,921	454,875
(Increase) decrease in deferred taxes	(814,000)	(15,000)
Net cash provided (consumed) by operating activities	2,913,707	(267,793)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(49,957)	(111,284)
Net cash consumed by investing activities	(49,957)	(111,284)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds (payments) from bank line of credit	(500,000)	500,000
Payment of dividends	(2,086,948)	-
Net cash (consumed) provided by financing activities	(2,586,948)	500,000
Net increase in cash	276,802	120,923
CASH BALANCE - beginning	358,931	238,008
CASH BALANCE - ending	$ 635,733	$ 358,931
Supplemental disclosure of cash flow information:		
Interest paid	$ 161,665	$ 98,396
Income taxes paid	$ 575,212	$ 104,506

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Statements of Changes in Liabilities
Subordinated To Claims of General Creditors

For the Years Ended June 30, 2004 and 2003

Not applicable.

THE COMPANY

Brookstreet Securities Corporation (a California corporation), "the Company", is a registered securities broker/dealer. The Company sells financial products, primarily mutual funds, securities and insurance, through independent registered representatives.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for financial statement reporting and for income tax preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis. The marketable securities are marked to market and the difference between cost and market value is included in the statement of operations. The securities are classified as trading securities. (See Note 6)

Furniture and fixtures - fixed assets are stated at cost. Repairs and maintenance expenditures, which do not extend the useful life of the assets owned, are expensed as incurred. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets.

Income taxes - a provision has been made for the estimated amount of income taxes which are payable currently and in the future. (See Note 7)

Concentration of risks - the Company maintains its cash accounts in financial institutions guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2004 and 2003, the cash balances exceeded the FDIC limit.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive income – Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income is the same as net income as reported in the Statements of Income for the years ended June 30, 2004 and 2003.

NOTE 2 - ACCOUNTS RECEIVABLE/COMMISSIONS PAYABLE

Accounts receivable consists primarily of commissions due the Company from the sale of securities, principally mutual funds and government securities.

The commissions payable represents amounts due to the Company's sales representatives in connection with the sale of securities.

NOTE 3 - DEPOSITS

Deposits as of June 30, 2004 and 2003, consist of the following:

	2004	2003
National Financial Services Corporation (NFSC)	$ 50,000	$ 50,000
National Security Clearing Corporation (NSCC)	40,109	40,109
Cantor Fitzgerald	199,664	199,664
Wedbush	100,039	-
	$389,688	$289,773

NFSC, NSCC and Wedbush are the Company's clearinghouses. The deposit with Cantor Fitzgerald relates to the Company's bond trading.

NOTE 4 - FIXED ASSETS

Fixed assets are stated at cost and as of June 30, 2004 and 2003, consist of the following:

	2004	2003
Computers, office equipment and software	$ 226,880	$ 211,074
Office furniture and fixtures	254,616	220,465
	481,496	431,539
Less accumulated depreciation	(299,683)	(228,387)
Net fixed assets	$ 181,813	$ 203,152

Depreciation expense for the years ended June 30, 2004 and 2003, was $71,296 and $68,309, respectively.

NOTE 5 - DUE FROM STOCKHOLDER

The Company entered into formal promissory note agreements with a stockholder. The promissory notes have an interest rate of 6.5% per anum. The collective balances owed as of June 30, 2003 was $2,046,833. These notes were repaid in full during the year ended June 30, 2004.

NOTE 6 - **ACCOUNTS PAYABLE AND ACCRUED EXPENSES**

Included in accounts payable is $7,349,986 and $441,756 as of June 30, 2004 and 2003, respectively, relating to the purchase of marketable securities.

NOTE 7 - **NOTE PAYABLE – BANK**

The Company obtained a $500,000 revolving line of credit from its bank with interest charged at prime plus ¼% per annum. As of June 30, 2003, $500,000 was outstanding on the line. This line of credit was paid in full as of June 30, 2004.

NOTE 8 - **DIVIDENDS**

During the year ended June 30, 2004, the Company paid dividends totaling $2,086,948 to the shareholders of record.

NOTE 9 - **PROVISION FOR INCOME TAXES**

The Company provides for income taxes under Financial Accounting Standard 109 (FAS 109), which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. As of June 30, 2004 and 2003, the deferred tax asset was $939,000 and $125,000, respectively. The deferred tax asset arises mainly from a legal reserve temporary timing difference that will be deductible in future periods for tax purposes, depreciation differences and the future benefit of the state income tax deduction.

The provision for income taxes at June 30, 2004 and June 30, 2003, consists of the following:

	Current	Deferred	Total
2004			
Federal	$1,764,047	$ (666,000)	$1,098,047
State	470,841	(148,000)	322,841
	$2,234,888	$ (814,000)	$1,420,888
2003			
Federal	$ 450,340	$ (20,125)	$ 430,215
State	124,135	(3,086)	121,049
	$ 574,475	$ (23,211)	$ 551,264

NOTE 10 - NET CAPITAL REQUIREMENT

As of June 30, 2004 and 2003, the Company had met its net capital requirement pursuant to SEC Rule 15c-1. As of these dates, the Company had net capital in the amount of $1,888,656 and $2,530,299, respectively, which was $853,874 and $2,195,509 in excess of its required net capital of $1,034,782 and $334,790, respectively.

The Company's minimum dollar net capital requirement is $250,000.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space in Irvine under an operating lease which has been renewed and amended at various times throughout the lease term. Currently, the monthly rent expense is $59,475 and is due to expire in December 2008. The Company also began leasing office space in New York. The base lease is $5,300 a month for a six month term ending September 2003. Rent expense for the years ended June 30, 2004 and 2003, is $551,372 and $445,048, respectively.

The Company also leases equipment under an operating lease which expires in 2005.

The minimum future lease payments under the non-cancelable operating leases as of June 30, 2005, through the remainder of the lease terms, are as follows:

For year ended June 30,	2005	$724,561
	2006	$745,747
	2007	$766,933
	2008	$788,119

The Company is also subject to various claims and lawsuits which arose primarily in the ordinary course of business.

The Company intends to vigorously defend all actions and, based on its present understanding of the law and the facts, believes it has meritorious defenses to the alleged claims; however, the ultimate outcome of the lawsuits cannot presently be determined. As of June 30, 2004, the Company has included in its financial statements an allowance for estimated losses.

The shareholders of the Company have executed a non-binding letter of intent and are currently in negotiations to sell 100% of the issued and outstanding stock.

NOTE 12 - SOFTWARE DEVELOPMENT AND LICENSE AGREEMENT

The Company had an agreement with Plaid Brothers Software, Inc. (Plaid) in which Plaid would provide programs to assist brokers in tracking their clients, schedules, appointments and portfolios, as well as produce performance reports and graphs. For the year ended June 30, 2003, the Company paid $46,332 in connection with this agreement. This agreement was terminated as of June 30, 2003.

NOTE 13 - EMPLOYEE BENEFIT PLAN

During the year ended June 30, 2002, the Company adopted a 401(k) and Profit Sharing Plan. Employer contributions were $181,979 and $161,963 for the years ended June 30, 2004 and 2003, respectively.

BROOKSTREET SECURITIES CORPORATION

Computations of Net Capital Pursuant to Rule 15c3-1

June 30,

	2004	2003
COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Stockholders' equity (from balance sheet)	$ 5,770,831	$5,671,804
Deductions:		
Receivables	(1,800)	(2,560,483)
Prepaid expenses and other assets	(302,335)	(74,648)
Marketable securities haircut	(1,953,177)	(178,222)
Fixed assets	(181,813)	(203,152)
Deferred tax asset	(939,000)	(125,000)
Restricted securities	(504,050)	-
	(3,882,175)	(3,141,505)
Net Capital	$ 1,888,656	$2,530,299
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 250,000	$ 250,000
Minimum net capital (6-2/3% of aggregate indebtedness)	1,034,782	334,790
Excess Net Capital	$ 853,874	$2,195,509
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (from balance sheet)	$15,513,968	$5,019,344
Ratio of aggregate indebtedness to Net Capital	8.21 to 1	1.98 to 1

RECONCILIATION

The following is a reconciliation, as of June 30, 2004 and 2003, of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2004	2003
Net Capital - Company's computation	$ 3,807,573	$2,617,234
Reconciling items:		
Net audit adjustments	(1,918,917)	(86,935)
Net Capital	$ 1,888,656	$2,530,299

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2004 and 2003

The respondent claims an exemption from Rule 15c3-3 under Section (K)(2)(A).

BROOKSTREET SECURITIES CORPORATION

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

June 30, 2004 and 2003

Not applicable.

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Auditor's Report On Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
Brookstreet Securities Corporation
Irvine, California

In planning and performing our audits of the financial statements and supplemental schedules of Brookstreet Securities Corporation (the Company), for the years ended June 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
September 2, 2004